Filed by Chardan North China Acquisition Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                               Subject Corporation: Gifted Time Holdings Limited
                                                  Commission File No.: 000-51431

CONTACT:                                -OR-         INVESTOR RELATIONS COUNSEL:
Richard Propper, MD, Chairman                        The Equity Group Inc.
Chardan North China Acquisition Corp.                Adam Prior
(619) 795-4627                                       (212) 836-9606
                                                     aprior@equityny.com
                                                     Devin Sullivan
                                                     (212) 836-9608
                                                     dsullivan@equityny.com

                              FOR IMMEDIATE RELEASE

               CHARDAN NORTH CHINA ACQUISITION CORP. TO PRESENT AT
                 ROTH CAPITAL PARTNERS 18TH ANNUAL OC CONFERENCE

San Diego, CA and Beijing, China - February 15, 2006 - Chardan North China Acquisition Corp. (OTCBB: CNCA, CNCAU, CNCAW) ("Chardan North") announced today that it is scheduled to present at the Roth Capital Partners 18th Annual OC Conference on Wednesday, February 22, 2006 at 1:00 pm Eastern Time. The conference is being held from February 20-22, 2006 at the St. Regis Monarch Beach Resort and Spa in Dana Point, CA.

The presentation will also be broadcast live and replayed over the Internet and can be accessed at http://www.wsw.com/webcast/roth7/cnca.ob/. To listen to the live broadcast, go to the website at least 15 minutes early to register, download and install any necessary audio software.

The presentation noted within this press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, about Chardan North and Gifted Time Holdings Limited, the holding company for Beijing HollySys Company, Limited and Hangzhou HollySys Automation, Limited (collectively referred to as "HollySys"), and their combined business after completion of the proposed acquisition. Forward looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of Chardan North's and HollySys' management, are subject to risks and uncertainties, which could cause actual results to differ from the forward looking statements. The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: business conditions in China; continued compliance with government regulations; legislation or regulatory environments, requirements or changes adversely affecting the businesses in which HollySys is engaged; fluctuations in customer demand; management of rapid growth; intensity of competition from or introduction of new and superior products by other providers of automation and control system technology; timing, approval and market acceptance of new product introductions; general economic conditions; geopolitical events and regulatory changes, as well as other relevant risks detailed in Chardan North's filings with the Securities and Exchange Commission, including its report on Form 10-QSB for the period ended September 30, 2005. The information set forth herein should be read in light of such risks. Neither Chardan North nor HollySys assumes any obligation to update the information contained in this press release.

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Chardan North China Acquisition Corp.                                     Page 2
February 15, 2006

In connection with the pending transaction, HLS Systems International Ltd. ("HLS Systems") will file with the SEC a Registration Statement on Form S-4 containing a Proxy Statement/Prospectus for the stockholders of Chardan North. The stockholders of Chardan North are urged to read the Registration Statement and the Proxy Statement/Prospectus, when they are available, as well as all other relevant documents filed or to be filed with the SEC, because they will contain important information about HollySys, HLS Systems, Chardan North and the proposed transaction. The final Proxy Statement/Prospectus will be mailed to stockholders of Chardan North after the Registration Statement is declared effective by the SEC. Chardan North stockholders will be able to obtain the Registration Statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC's website (www.sec.gov). These documents can also be obtained for free from Chardan North by directing a request to Lori Johnson c/o Chardan Capital, 625 Broadway, Suite 1111, San Diego, CA 92101.

HLS Systems, Chardan North and their respective directors and officers may be deemed to be participants in the solicitation of approvals from Chardan North stockholders in respect of the proposed transaction. Information regarding Chardan North's participants will be available in the Proxy Statement
/ Prospectus, which will be filed with the SEC. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Proxy Statement / Prospectus that will be filed with the SEC.

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